UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)*

Janus International Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

47103N106
(CUSIP Number)

John Cannon c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103N106	SCHEDULE 13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
52,124,738

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
52,124,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,124,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 47103N106	SCHEDULE 13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
Jose E. Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,274 (1)

	8	SHARED VOTING POWER
52,124,738

	9	SOLE DISPOSITIVE POWER
13,274 (1)

	10	SHARED DISPOSITIVE POWER
52,124,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,138,012 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

1.
This amount includes 13,274 shares of Common Stock underlying Restricted Stock Units (“RSUs”) that vest in full on June 7, 2023, which were granted to the Reporting Person in his capacity as a director of the Issuer.

CUSIP No. 47103N106	SCHEDULE 13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
52,124,738

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
52,124,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,124,738

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 47103N106	SCHEDULE 13D	Page 5 of 7
EXPLANATORY NOTE

The Reporting Persons are hereby filing this Amendment No. 3 (this “Amendment”) to the Schedule 13D filed by the Reporting Persons on June 7, 2021 (the “Original Schedule 13D” and, as amended and supplemented by prior amendments and this Amendment, the “Schedule 13D”) to report the Reporting Persons’ changes in beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”) of Janus International Group, Inc. (the “Issuer” or the “Company”). Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

ITEM 4	PURPOSE OF TRANSACTION

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the text set forth below after the initial paragraph thereof.

On May 15, 2023, each of Clearlake Capital Partners IV (AIV-Jupiter), L.P., a Cayman Islands limited partnership (“CCPIV”), Clearlake Capital Partners IV (Offshore), L.P., a Cayman Islands limited partnership (“CCPIV Offshore”), Clearlake Capital Partners IV (AIV-Jupiter) USTE, L.P., a Cayman Islands limited partnership (“CCPIV USTE”), Clearlake Capital Partners V, L.P., a Delaware limited partnership (“CCPV”), Clearlake Capital Partners V (Offshore), L.P., a Cayman Islands limited partnership (“CCPV Offshore”), and Clearlake Capital Partners V (USTE), L.P., a Delaware limited partnership (“CCPV USTE” and, together with CCPIV, CCPIV Offshore, CCPIV USTE, CCPV, and CCPV Offshore, the “Selling Stockholders”), the Issuer, and Jefferies LLC, as sales agent and/or principal (the “Agent”), entered into an open market sale agreement (the “Open Market Sale Agreement”), pursuant to which the Selling Stockholders intend to sell shares of Common Stock from time to time. Each of CCPIV, CCPIV Offshore and CCPIV USTE is managed by CCMIV, and each of CCPV, CCPV Offshore and CCPV USTE is managed by CCMV.  Each of CCMIV and CCMV is ultimately controlled by CCG, its investment adviser. Mr. Feliciano and Mr. Eghbali are Managing Partners of CCG.

Pursuant to the terms of the Open Market Sale Agreement, the Selling Stockholders may (i) sell from time to time, to or through the Agent, shares of Common Stock on the terms set forth in the Open Market Sale Agreement and (ii) enter into forward transactions (“Forwards”) with Jefferies LLC (in its capacity as a party to the Forward, the “Forward Purchaser”), in connection with which the Forward Purchaser may borrow and sell shares of Common Stock (“Forward Hedge Shares”) on the terms set forth in the Open Market Sale Agreement and separate confirmations related to each individual Forward. The maximum number of shares of Common Stock that the Selling Stockholders may sell in the aggregate, including through Forwards, pursuant to the Open Market Sale Agreement is 52,124,738 shares of Common Stock.  The amount and timing of any sales, if any, may vary and will be determined based on market conditions, share price and other factors. The Selling Stockholders have agreed to pay Jefferies LLC a commission of three percent (3.0%) of the gross proceeds of shares of Common Stock sold pursuant to the Open Market Sale Agreement.

Under the terms of the Open Market Sale Agreement, shares of Common Stock may be offered and sold, including through Forwards, (i) in privately negotiated transactions, (ii) as block transactions, or (iii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.  The Selling Stockholders may exercise their right to request the entry into a Forward by delivering to the Forward Purchaser (with a copy to the Company) a notice that sets forth the proposed terms of the Forward, including but not limited to number of shares of Common Stock covered by the Forward (“Forward Share Number”) and the anticipated hedging period of the Forward (“Forward Hedge Selling Period”). Upon the Forward Purchaser’s acceptance of the notice, the Forward Purchaser agrees to use reasonable efforts to borrow (including, but not limited to, from the Selling Stockholders) shares of Common Stock up to the Forward Share Number and use commercially reasonable efforts to sell such Forward Hedge Shares for the duration of the Forward Hedge Selling Period.  On or prior to the effective date for each Forward, the Selling Stockholders shall pledge to the Forward Purchaser shares of Common Stock equal to the number of shares of Common Stock underlying such Forward, which shares the Forward Purchaser has the right to rehypothecate. Upon completion of the Forward Hedge Selling Period with respect to a Forward, the Forward Purchaser will send Selling Stockholders a pricing supplement confirming the terms of such Forward, and the Selling Stockholders will deliver to the Forward Purchaser shares of Common Stock equal to the number of shares of Common Stock underlying such Forward in exchange for a price determined at the end of the Forward Hedge Selling Period pursuant to the terms of the Forward.

The foregoing summary of the Open Market Sale Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Open Market Sale Agreement, a copy of which is filed as an exhibit to this Amendment and is incorporated herein by reference.

CUSIP No. 47103N106	SCHEDULE 13D	Page 6 of 7
ITEM 5	INTERESTS IN THE SECURITIES OF THE ISSUER

Item 5 is restated in its entirety as follows:

(a)-(b)          The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 146,744,164 shares of Common Stock issued and outstanding as of May 5, 2023, based on information furnished by the Issuer in its Quarterly Report on Form 10-Q for the period ended April 1, 2023, and, for the purpose of calculating the beneficial ownership percentage of Mr. Feliciano, 13,274 shares of Common Stock underlying his RSUs that vest in full on June 7, 2023, which have been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

By virtue of the relationship among the Reporting Persons, including the role of each of Mr. Feliciano and Mr. Eghbali as managers of CCG, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment. The filing of this Amendment shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c)          Not applicable.

(d)          Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e)          Not applicable.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the text set forth below after the initial paragraph thereof.

The response to Item 4 of this Amendment is incorporated by reference herein.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the exhibit set forth below.

Exhibit 7	Open Market Sale Agreement, dated as of May 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 15, 2023).

CUSIP No. 47103N106	SCHEDULE 13D	Page 7 of 7
SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2023

Clearlake Capital Group, L.P.

By: CCG Operations, L.L.C., its general partner,
By: CCG Global LLC, its managing member.

/s/ John F. Cannon
John F. Cannon

José Enrique Feliciano

/s/ John F. Cannon
Name: John F. Cannon
Title: Attorney-in-Fact

Behdad Eghbali

/s/ John F. Cannon
Name: John F. Cannon
Title: Attorney-in-Fact